UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number 001-39557

Siyata Mobile Inc.
(Translation of registrant’s name into English)

7404 King George Blvd., Suite 200, King’s Cross

Surrey, British Columbia V3W 1N6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Merger Agreement with Core Gaming – Updated Financial Statements

As previously disclosed, on February 26, 2025, Siyata Mobile Inc., a corporation existing under the laws of the Province of British Columbia (“Siyata”), entered into a Merger Agreement with Core Gaming, Inc., a Delaware corporation (“Core”), and Siyata Core Acquisition U.S., Inc., a Delaware Corporation and wholly-owned subsidiary of Siyata (“Merger Sub”), pursuant to which Core will merge with and into Merger Sub, with Core surviving as a wholly owned subsidiary of Siyata (the “Merger”).

This Form 6-K is intended to provide further information regarding Core and the Merger.

Core was incorporated in the State of Delaware on May 10, 2024. On August 2, 2024, Core acquired Newbyera Technology Limited, a limited company incorporated under the laws of Hong Kong (“Newbyera”).

The following financial statements are attached as exhibits hereto:

1.	An audited balance sheet of Newbyera as of July 31, 2024 and December 31, 2023 and an unaudited statement of operations and comprehensive income (loss) of Newbyera for the seven months ended July 31, 2024.
2.	Audited financial statements of Core from inception through December 31, 2024.
3.	Unaudited Statements of Operations and Comprehensive Income (Loss) of Newbyera for the year ended December 31, 2024.
4.	Unaudited financial statements of Core for the three months ended March 31, 2025.
5.	Unaudited pro forma combined financial statements for Siyata and Core for the three months ended March 31, 2025 and unaudited combined pro forma combined statement of loss for the year ended December 31, 2024.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Newbyera Technology Limited Audited Balance Sheets as of July 31, 2024 and December 31, 2023 and Unaudited Statement of Operations and Comprehensive Income (Loss) for the Seven Months Ended July 31, 2024.
99.2	Core Gaming, Inc. Audited Financial Statements for the Period from Inception through December 31, 2024.
99.3	Newbyera Technology Limited Unaudited Statements of Operations and Comprehensive Income (Loss) for the Year Ended December 31, 2024.
99.4	Core Gaming, Inc. Unaudited Financial Statements for the Three Months Ended March 31, 2025.
99.5	Unaudited Pro Forma Condensed Combined Balance Sheet and Statement of Loss of Core Gaming, Inc. and Siyata Mobile Inc. as of and for the Three Months Ended March 31, 2025 and Pro Forma Condensed Combined Unaudited Statement of Loss for the Year Ended December 31, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2025	SIYATA MOBILE INC.

	By:	/s/ Marc Seelenfreund
	Name:	Marc Seelenfreund
	Title:	Chief Executive Officer